================================================================================


                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                            -----------------------

                                  SCHEDULE 13D
                   Under the Securities Exchange Act of 1934

                             KEY3MEDIA GROUP, INC.
                                (Name of Issuer)

                                 Common Shares
                           Par Value $0.01 per share
                         (Title of Class of Securities)

                            -----------------------


                                     49326R
                                    -------
                                 (CUSIP Number)

                        Morgan Stanley Dean Witter & Co.
                             PG Investors III, Inc.
                        Princes Gate Investors III, L.P.
                       (Name of Persons Filing Statement)

                                  David Powers
                        Morgan Stanley Dean Witter & Co.
                           1585 Broadway, 36th Floor
                            New York, New York 10036
                             Tel. No. 212-761-4000

                                with a copy to:

                              Tiziana M. Tabucchi
                             Davis Polk & Wardwell
                              450 Lexington Avenue
                            New York, New York 10017
                             Tel. No.: 212-450-4967
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                August 18, 2000
            (Date of Event which Requires Filing of this Statement)

                            -----------------------

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(b)(3) or (4), check the following:
[ ]

================================================================================

                                  SCHEDULE 13D

CUSIP No. ____________                                       Page _ of __ Pages
--------------------------------------------------------------------------------
     1       NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             Morgan Stanley Dean Witter & Co.
             363145972
----------------------------------------------------- --------------------------
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
     3       SEC USE ONLY

--------------------------------------------------------------------------------
     4       SOURCE OF FUNDS*

             Not applicable
--------------------------------------------------------------------------------
     5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
             TO ITEMS 2(d) or 2(e)                                           [ ]

--------------------------------------------------------------------------------
     6       CITIZENSHIP OR PLACE OF ORGANIZATION

             DE
--------------------------------------------------------------------------------

            NUMBER OF SHARES        7     SOLE VOTING POWER
         BENEFICIALLY OWNED BY
         EACH REPORTING PERSON            -0-
                  WITH             ---------------------------------------------
                                    8     SHARED VOTING POWER

                                          6,800,000
                                   ---------------------------------------------
                                    9     SOLE DISPOSITIVE POWER

                                          -0-
                                   ---------------------------------------------
                                   10     SHARED DISPOSITIVE POWER

                                         6,800,000
--------------------------------------------------------------------------------
    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             6,800,000 - See Item 5
--------------------------------------------------------------------------------
    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES          [ ]
             CERTAIN SHARES*

--------------------------------------------------------------------------------
    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             9.47%  - See Item 5
--------------------------------------------------------------------------------
    14       TYPE OF REPORTING PERSON*

             CO, IA
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                 SCHEDULE 13D


CUSIP No. _____________                                       Page _ of __ Pages
----------------------------------------                      ------------------

     1       NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             Princes Gate Investors III, L.P.
--------------------------------------------------------------------------------
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
     3       SEC USE ONLY

--------------------------------------------------------------------------------
     4       SOURCE OF FUNDS*

             OO
--------------------------------------------------------------------------------
     5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
             TO ITEMS 2(d) or 2(e)                                           [ ]

--------------------------------------------------------------------------------
     6       CITIZENSHIP OR PLACE OF ORGANIZATION

             DE
--------------------------------------------------------------------------------

            NUMBER OF SHARES        7     SOLE VOTING POWER
         BENEFICIALLY OWNED BY
         EACH REPORTING PERSON            5,198,037
                  WITH             ---------------------------------------------
                                    8     SHARED VOTING POWER

                                          -0-
                                   ---------------------------------------------
                                    9     SOLE DISPOSITIVE POWER

                                          5,198,037
                                   ---------------------------------------------
                                   10     SHARED DISPOSITIVE POWER

                                          -0-
--------------------------------------------------------------------------------
    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             5,198,037 - See Item 5
--------------------------------------------------------------------------------
    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES          [ ]
             CERTAIN SHARES*

--------------------------------------------------------------------------------
    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             7.24% - See Item 5
--------------------------------------------------------------------------------
    14       TYPE OF REPORTING PERSON*

             PN, IA
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

CUSIP No. ____________                                        Page _ of __ Pages
----------------------------------------                      ------------------
     1       NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             PG Investors III, Inc.
--------------------------------------------------------------------------------
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
     3       SEC USE ONLY


--------------------------------------------------------------------------------
     4       SOURCE OF FUNDS*

             OO
--------------------------------------------------------------------------------
     5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
             TO ITEMS 2(d) or 2(e)                                           [ ]

--------------------------------------------------------------------------------
     6       CITIZENSHIP OR PLACE OF ORGANIZATION

             DE
--------------------------------------------------------------------------------
            NUMBER OF SHARES        7     SOLE VOTING POWER
         BENEFICIALLY OWNED BY
         EACH REPORTING PERSON            1,601,963
                  WITH             ---------------------------------------------
                                    8     SHARED VOTING POWER

                                          5,198,037
                                   --------------------------
                                    9     SOLE DISPOSITIVE POWER

                                          1,601,963
                                   --------------------------
                                   10     SHARED DISPOSITIVE POWER

                                          5,198,037
--------------------------------------------------------------------------------
    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             6,800,000 - See Item 5
--------------------------------------------------------------------------------
    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES          [ ]
             CERTAIN SHARES*

--------------------------------------------------------------------------------
    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             9.47% - See Item 5
--------------------------------------------------------------------------------
    14       TYPE OF REPORTING PERSON*

             CO, IA
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

         Item 1.  Security and Issuer.

         The class of equity securities to which this statement relates is the common shares, par value $0.01 per share (the "Common Stock") of Key3Media Group, Inc., a Delaware corporation ("Key3Media"). On August 18, 2000, Key3Media issued to several purchasers warrants (the "Warrants") to purchase $6.8 million shares of voting Common Stock at $6.00 per share subject to customary antidilution rights. The Warrants were issued to the purchasers in connection with the purchase by them of zero coupon senior debentures (the "Debentures") with an initial aggregate principal amount of $75 million. The purchasers paid $72,937,500 for the Warrants and the Debentures. See Item 6. Cashless exercise is permitted and the Warrants will expire seven years after they are issued, except that if the number of shares that may be purchased upon exercise of the Warrants increases on any anniversary of the issue date, then the Warrants will expire as to those additional shares seven years after that anniversary. If the Debentures are redeemed within 22 months after they are issued, the number of shares that must be issued upon exercise of the Warrants will increase by 1.5 million on the second and third anniversaries of the issuance of the Debentures and by 1.75 million on the fourth and fifth anniversaries. This statement is required to be filed due to the fact that the Warrants are exercisable at any time on or after the issue date.

         The principal executive offices of Key3Media are located at 5700 Wilshire Blvd., Suite 325, Los Angeles, California 90036.

         Item 2.  Identity and Background.

         The names of the persons filing this statement (collectively, the "Reporting Persons") are: (1) Morgan Stanley Dean Witter & Co. ("Morgan Stanley Dean Witter"), (2) PG Investors III, Inc. ("PGI"), and (3) Princes Gate Investors III, L.P. ("Princes Gate").

         The address of the principal business and office of Morgan Stanley Dean Witter, PGI and Princes Gate is 1585 Broadway, New York, New York 10036. The name, business address, present principal occupation or employment, and citizenship of each director and executive officer of Morgan Stanley Dean Witter, PGI and Princes Gate is set forth on Schedule A.

         Morgan Stanley Dean Witter is a holding company whose wholly-owned subsidiaries are engaged in the securities, asset management and credit services businesses. PGI is a wholly-owned subsidiary of Morgan Stanley Dean Witter and its principal business is to serve (i) as the general partner of Princes Gate, an investment partnership organized and managed by a subsidiary of Morgan Stanley Dean Witter and the principal business of which is the investment of capital provided by its limited partners and (ii) as the investment manager for certain other investors (the "Investors") that are offered the opportunity to participate in investments made by Princes Gate. The control person of Princes Gate is PGI, its general partner. Each of Morgan Stanley Dean Witter, PGI and Princes Gate is organized under the laws of Delaware.

         Morgan Stanley Dean Witter may be deemed to be the beneficial owner of shares of Common Stock obtainable upon exercise of the Warrants held by Princes Gate and the Investors.

         Pursuant to the partnership agreement of Princes Gate, management and control of the partnership and its investments are vested exclusively in PGI, as general partner, and PGI has the authority to dispose of the Warrants held by Princes Gate and to vote the shares of Common Stock obtainable upon exercise of the Warrants. Pursuant to investment management agreements with the Investors on whose behalf PGI has also acquired Warrants, the Warrants and the shares of Common Stock obtainable upon exercise of the Warrants may be disposed of only by PGI or with the consent of PGI, which consent may be withheld or granted in PGI's discretion, and each Investor has granted PGI an irrevocable proxy giving PGI exclusive authority to vote such shares of Common Stock. As a result of these arrangements, PGI may be deemed to be the beneficial owner of all Warrants acquired on behalf of Princes Gate and the Investors and of the shares of Common Stock obtainable upon exercise of the Warrants.

          During the past five (5) years, none of the Reporting Persons nor, to the best knowledge of any of the Reporting Persons, any of the other persons listed on Schedule A attached hereto, has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to United States federal or state securities laws or finding any violation with respect to such laws.

         Item 3.   Source and Amount of Funds or Other Consideration.

         The source of funds for purchases made by PGI on behalf of its clients was: (i) funds of the limited partners of Princes Gate and (ii) Investor funds that are managed by PGI pursuant to the investment management agreements with each Investor. The source of funds used for purchases on behalf of Princes Gate was funds of the limited partners.

         Item 4. Purpose of Transaction.

         Princes Gate and PGI acquired the Warrants on behalf of the limited partners in Princes Gate and the Investors for investment purposes in the ordinary course of business as investment manager for these clients and not for the purpose of acquiring control of Key3Media. The Reporting Persons intend to review from time to time Key3Media's business affairs and financial position. Based on such evaluation and review, as well as general economic and industry conditions existing at the time, the Reporting Persons may consider from time to time various alternative courses of action. Such actions may include the acquisition of additional shares of Common Stock through open market purchases, privately negotiated transactions, tender offer, exchange offer or otherwise. Alternatively, such actions may involve the sale of all or a portion of the shares of Common Stock to be obtained upon exercise in the open market, in privately negotiated transactions, through a public offering or otherwise. Except as set forth above, the Reporting Persons have no plan or proposals which relate to or would result in any of the transactions described in paragraphs (a) through (j) of item 4 of Schedule 13D.

         Item 5.  Interest in Securities of the Issuer.

         (a) At the close of business on August 18, 2000, and subject to the terms of the Warrants, Morgan Stanley Dean Witter may acquire upon exercise and, for purposes of Rule 13d-3 promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), beneficially owns, 6.8 million shares of Common Stock, representing approximately ___% of the outstanding shares of Common Stock.

               PGI may acquire upon exercise and, for purposes of Rule 13d-3 promulgated under the Exchange Act, beneficially owns, ________ shares of Common Stock, representing approximately ___% of the outstanding shares of Common Stock.

               Princes Gate may acquire upon exercise and, for purposes of Rule 13d-3 promulgated under the Exchange Act, beneficially owns, 6.8 million shares of Common Stock, representing approximately ___% of the outstanding shares of Common Stock.

               Except as set forth in this Item 5(a), neither the Reporting Persons, nor any other person controlling the Reporting Persons beneficially owns any shares of Common Stock.

          (b) Morgan Stanley Dean Witter does not have sole power to vote or dispose of any shares of Common Stock. Morgan Stanley Dean Witter has shared power to vote and to dispose of 6.8 million shares of Common Stock obtainable upon exercise of the Warrants as a result of its ownership of PGI.

               PGI has sole power to vote and dispose of ______ shares of Common Stock held on behalf of the Investors and shared voting and dispositive power with respect to ______ shares of Common Stock obtainable upon exercise of the Warrants held by Princes Gate.

               Princes Gate, acting through its general partner PGI, has sole power to vote and to dispose of 6.8 million shares of Common Stock obtainable upon exercise of the Warrants.

          (c) No transactions in the Common Stock have been effected since June 18, 2000 by any of the Reporting Persons nor, to the best knowledge of any of the Reporting Persons, any of the other persons listed on Schedule A attached hereto.

          (d)  Inapplicable.

          (e)  Inapplicable.

         Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         Purchase. Pursuant to a Securities Purchase Agreement dated as of August 18, 2000 (the "Purchase Agreement"), Key3Media issued and sold in a private placement Warrants and Debentures to several purchasers, consisting of Princes Gate and the Investors, for a total purchase price of $72,937,500 acting through special purpose vehicles organized under the laws of Barbados and formed for the purpose of the transaction.

         Exercise of Warrants. The Warrants can be exercised at any time, in whole or in part, at any time on or after August 18, 2000 at an exercise price of $6.00 per share. Cashless exercise is permitted. The Warrants will expire seven years after they are issued, except that if the number of shares that may be purchased upon exercise of the Warrants increases on any anniversary of the issue date, then the Warrants will expire as to those additional shares seven years after that anniversary. If the Debentures are redeemed within 22 months after they are issued, the number of shares that must be issued upon exercise of the Warrants will increase by 1.5 million on the second and third anniversaries of the issuance of the Debentures and by 1.75 million on the fourth and fifth anniversaries.

         Registration Rights. Pursuant to a Securityholders Agreement dated as of August 18, 2000 (the "Securityholders Agreement"), holders of Warrants have certain rights with respect to the registration by Key3Media under the Securities Act of 1933, as amended (the "Securities Act") of shares of Common Stock that are issued upon exercise of the Warrants, other that any shares that have already been disposed of pursuant to an effective registration statement or pursuant to Rule 144 (or any comparable successor rule or regulation), or that may be disposed of pursuant to Rule 144(k) (or any comparable successor rule or regulation) (all non-excluded shares, "Registrable Securities").

         The Securityholders Agreement provides for demand registration. The holders of a majority of the outstanding Registrable Shares may require at any time that Key3Media register their Registrable Securities, so long as the number of Registrable Securities required to be registered is equal to the lesser of (i) Registrable Securities having a value (based on the average closing sale price per Common Share for ten consecutive trading days ) of not less than $20,000,000, (ii) a number that is at least 1/5 of the maximum number of shares of Common Stock that would have been issuable upon exercise of all of the Warrants assuming none of the Warrants have been transferred or exercised or have expired and the Debentures remain outstanding or (iii) all of the Registrable Securities then held by the holders requesting registration. The holders of Warrants may request no more than five demand registrations; provided that if the Debentures remain outstanding on the second, third, fourth or fifth anniversary of their issue date, then the number of demand registrations will increase by one on each of those anniversaries on which the Debentures remain outstanding.

         In addition to these demand registration rights, the Securityholders Agreement provides for piggy-back registration rights. A holder may require that Key3Media register the holder's Registrable Shares if Key3Media proposes to register under the Securities Act any of Key3Media's equity securities (whether or not of the same class) for Key3Media's own account or for the account of any holders of Key3Media's securities (other than a registration on Form S-4 or S-8 (or any substitute form)).

         Both Key3Media and the holders will be subject to customary 90-day underwriters' lock-up agreements following any public offering of any equity security (or any

         Whenever Key3Media is required to effect the registration of Registrable Securities, Key3Media generally effect the registration as expeditiously as possible. The expenses associated with any registration will be borne by Key3Media.

         So long as any Debentures remain outstanding and are held by PGI, Princes Gate or any of their respective affiliates, Princes Gate is entitled to elect one director to serve on the Board of Directors of Key3Media. The person currently serving as such director is Mr. Gian Andrea Botti, who is a Managing Director of Morgan Stanley Dean Witter and Head of the Private Investment Department, as well as President of PGI.

         Right of First Refusal. Pursuant to the Securityholders Agreement, Key3Media has a right of first offer with respect to any transfer by any holder of the Warrants to any person (other than Key3Media, an affiliate of Key3Media or an affiliate of such holder). If Key3Media chooses to exercise this right, it must do so within 5 days after receiving notice by the holder of the Warrants of its intention to sell the Warrants, and it must do so with respect to all of the Warrants proposed to be sold and at the price per Warrant proposed by the holder.

         Except for the agreements described above, to the best knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the persons enumerated in Item 2, and any other person, with respect to any securities of Key3Media, including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

         Item 7.  Material to be Filed as Exhibits.

         Exhibit 1: Securityholders Agreement dated as of August 18, 2000, between Key3Media Group, Inc. and the securityholders listed on the signature pages thereof.

                                   SIGNATURES

         After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: August 18, 2000

                                            MORGAN STANLEY DEAN WITTER & CO.


                                            By:  /s/ Pietro Cinquegrana
                                               ---------------------------------
                                                 Name: Pietro Cinquegrana
                                                 Title: Authorized Signatory

         After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: August 18, 2000

                                            PG INVESTORS III, INC.


                                            By: /s/ Pietro Cinquegrana
                                              ----------------------------------
                                                 Name: Pietro Cinquegrana
                                                 Title: Vice President

          After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Date: August 18, 2000

                                            PRINCES GATE INVESTORS III, L.P.

                                            By   PG INVESTORS III, INC.,
                                                 as General Partner


                                            By: /s/ Pietro Cinquegrana
                                              ----------------------------------
                                                 Name: Pietro Cinquegrana
                                                 Title: Vice President

                                                                      SCHEDULE A


                        Directors and Executive Officers
                                       of
                        Morgan Stanley Dean Witter & Co.


The name, business address, title, present principal occupation or employment of each of the directors and executive officers of Morgan Stanley Dean Witter & Co. ("Morgan Stanley Dean Witter") are set forth below. If no business address is given the director's or officer's business address is that of Morgan Stanley Dean Witter at 1585 Broadway, New York, NY 10036. Unless otherwise indicated, each occupation set forth opposite an individual's name refers to Morgan Stanley Dean Witter. Unless otherwise indicated below, all of the persons listed below are citizens of the United States of America.


                                        Present Principal Occupation Including
Name and Business Address               Name and Address(1) of Employer
--------------------------------------- ----------------------------------------
Directors
Philip Purcell......................... Chairman and Chief Executive Officer
John J. Mack........................... President and Chief Operating Officer
Robert P. Bauman....................... Director
Edward A. Brennan...................... Director
Diana D. Brooks........................ Director
Daniel B. Burke........................ Director
Laura D'Andrea Tyson................... Director
C. Robert Kidder....................... Director
Charles F. Knight...................... Director
Miles L. Marsh......................... Director
Michael A. Miles....................... Director
Allen E. Murray........................ Director
Clarence B. Rogers, Jr................. Director


                                        Present Principal Occupation Including
Name and Business Address               Name and Address(2) of Employer
--------------------------------------- ----------------------------------------
Executive Officers
(Who Are Not Directors)
Richard M. DeMartini................... International Private Client Group
Kenneth M. deRegt...................... Institutional Fixed Income
James F. Higgins....................... Individual Securities
Peter F. Karches....................... Institutional Securities
Donald G. Kempf, Jr.................... Chief Legal Officer, General Counsel and
                                        Secretary
Mitchell M. Merin...................... Asset Management
David W. Nelms......................... Discover Financial Services
Stephan F. Newhouse.................... Institutional Securities
Vikram S. Pandit....................... Institutional Equities
Joseph R. Perella...................... Investment Banking
John H. Schaefer....................... Executive Vice President, Chief
                                        Strategic and Administrative Officer
Robert G. Scott........................ Executive Vice President and  Chief
                                        Financial Officer
Sir David A. Walker3................... Morgan Stanley International
                                        Incorporated
--------------
1. Same address as director's or officer's business address except where indicated.
2. Same address as director's or officer's business address except where indicated.
3.  Citizen of the United Kingdom.

                        Directors and Executive Officers
                                       of
                             PG Investors III, Inc.



The name, business address, title, present principal occupation or employment of each of the directors and executive officers of PG Investors III, Inc. ("PGI") are set forth below. PGI is the general partner of Princes Gate Investors III, L.P. ("Princes Gate"). Princes Gate has no officers and directors separate from the officers and directors of PGI, its general partner. If no business address is given the director's or officer's business address is that of Morgan Stanley Dean Witter & Co. at 1585 Broadway, New York, NY 10036. Unless otherwise indicated, each occupation set forth opposite an individual's name refers to PGI. Unless otherwise indicated below, all of the persons listed below are citizens of the United States of America.



                                        Present Principal Occupation Including
Name and Business Address               Name and Address(1) of Employer
--------------------------------------- ----------------------------------------
Directors
Tarek F. Abdel-Meguid.................. Director
Joseph G. Fogg, III.................... Director
Stephen R. Munger...................... Director
Gary W. Parr........................... Director




                                        Present Principal Occupation Including
Name and Business Address               Name and Address(2) of Employer
--------------------------------------- ----------------------------------------
Executive Officers
(Who Are Not Directors)
Gian Andrea Botta.................................... President
Debra M. Aaron....................................... Vice President
Pietro Cinquegrana................................... Vice President
Thomas A. Clayton     ............................... Vice President
Gavin L. MacDonald................................... Vice President
Louis A. Palladino, Jr. ............................. Vice President
David R. Powers...................................... Vice President
Bruce R. Sandberg.................................... Vice President
James M. Wilmott..................................... Vice President
Alexander C. Frank................................... Treasurer
Martin M. Cohen...................................... Secretary
Charlene R. Herzer................................... Assistant Secretary
Susan M. Krause...................................... Assistant Secretary

                  --------------

1. Same address as director's or officer's business address except where indicated.
2. Same address as director's or officer's business address except where indicated.